OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...15

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6 )*

AMERICAN REALTY INVESTORS, INC.
(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
029174-10-9
(CUSIP Number)
Louis J. Corna
1800 Valley View Lane, Suite 300
Dallas, Texas 75234
(469) 522-4281
(469) 522-4360 (Facsimile)
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 30, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	029174-10-9

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Basic Capital Management, Inc., FEI No. 75-2261065

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION: Nevada

	7	SOLE VOTING POWER: 6,703,045

NUMBER OF

SHARES	8	SHARED VOTING POWER: -0-
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER: 6,703,045
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER: -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 6,703,045

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 62.14%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

CUSIP No.	029174-10-9

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): The Gene E. Phillips Children’s Trust, I.D. No. 13-6599759

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION: Texas

	7	SOLE VOTING POWER: 27,602

NUMBER OF

SHARES	8	SHARED VOTING POWER: -0-
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER: 27,602
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER: -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 27,602

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

CUSIP No.	029174-10-9

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Transcontinental Realty Investors, Inc., FEI No. 94-656582

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION: Nevada

	7	SOLE VOTING POWER: 746,972

NUMBER OF

SHARES	8	SHARED VOTING POWER: -0-
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER: 746,972
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER: -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 746,972

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 6.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

CUSIP No.	029174-10-9

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Prime Income Asset Management, Inc., FEI No. 04-3763526

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION: Nevada

	7	SOLE VOTING POWER: 1,437,208

NUMBER OF

SHARES	8	SHARED VOTING POWER: -0-
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER: 1,437,208
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER: -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,671,658

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 15.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

CUSIP No.	029174-10-9

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Realty Advisors, Inc., FEI No. 75-2332715

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION: Nevada

	7	SOLE VOTING POWER: -0-

NUMBER OF

SHARES	8	SHARED VOTING POWER: -0-
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER: -0-
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER: -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 8,402,305

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 77.89%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

CUSIP No.	029174-10-9

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): One Realco Stock Holdings, Inc., FEI No. 75-2846650

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION: Nevada

	7	SOLE VOTING POWER: 234,450

NUMBER OF

SHARES	8	SHARED VOTING POWER: -0-
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER: 234,450
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER: -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 234,450

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 2.17%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

Item 1. Security and Issuer
     This Amendment No. 6 to Statement on Schedule 13D (this “Amendment No. 5”) relates to shares of Common Stock, par value $0.01 per share (the “Shares”) of American Realty Investors, Inc., a Nevada corporation (the “Issuer” or “ARL”), and further amends the original Statement on Schedule 13D as amended by Amendment Nos. 1, 2, 3, 4 and 5 thereto (the “Amended Statement”) previously filed with the Securities and Exchange Commission (the “Commission”) by the “Reporting Persons” described below. The principal executive offices of the Issuer are located at 1800 Valley View Lane, Suite 300, Dallas, Texas 75234. The Shares are currently listed and traded on the New York Stock Exchange, Inc. The CUSIP number of the Shares is 029174-10-9.
     This Amendment No. 6 to Schedule 13D is being filed to reflect an agreement entered into by one of the Reporting Persons to purchase up to 53,160 Shares from three entities in the future. See Item 6 below.
Item 2. Identity and Background
     Item 2 of the Amended Statement is hereby further amended as follows:
     This Amendment No.6 is filed on behalf of Basic Capital Management, Inc., a Nevada corporation (“BCM”), the Gene E. Phillips Children’s Trust, a trust formed under the laws of the state of Texas (the “GEP Trust”), Transcontinental Realty Investors, Inc., a Nevada corporation (“TCI”), Realty Advisors, Inc., a Nevada corporation (“RAI”), Prime Income Asset Management, Inc., a Nevada corporation (“Prime”) and One Realco Stock Holdings, Inc., a Nevada corporation (“ORS Holdings”), which is a wholly-owned subsidiary of Prime. Each of the Reporting Persons (except ORS Holdings) has its principal executive offices located at 1800 Valley View Lane, Suite 300, Dallas, Texas 75234. ORS Holdings’ principal office is located at 555 Republic Drive, Suite 490, Plano, Texas 75074. All of BCM, GEP Trust, TCI, RAI, Prime and ORS Holdings are collectively referred to as the “Reporting Persons.” The Reporting Persons may be deemed to constitute a “person” within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, because BCM is owned by RAI which is beneficially owned by a trust established for the benefit of Gene E. Phillips’ children. RAI also owns 80% of the voting equity securities of Prime. Prime owns all of the voting securities of ORS Holdings. The executive officers of TCI are also executive officers of BCM and Prime. Mr. Phillips’ son, Ryan T. Phillips, serves as a director of BCM, Prime and RAI and is a beneficiary of the GEP Trust. The executive officers of ARL are also executive officers of BCM, Prime and TCI. Prime Income Asset Management, LLC, a Nevada corporation (“PIAMLLC”), the sole member of which is Prime, also serves as the contractual advisor to ARL and TCI.
Item 5. Interest in Securities of Issuer
     The Amended Statement is hereby further amended as follows:
     (a) According to the latest information available from the Issuer, as of October 17, 2006, the total number of issued and outstanding Shares was 10,787,391 Shares. As of December 30, 2006, the Reporting Persons own and hold directly and beneficially the following Shares:

Name	No. of Shares Owned Directly	Approximate Percent of Class
BCM	6,703,045	62.14%
GEP Trust	27,602	0.20%
TCI	746,972	6.92%
RAI	-0-	0.00%
Prime	1,437,208	15.50%
ORS Holdings	234,450	2.17%

	9,149,227	84.81%

     Pursuant to Rule 13d-3 under the Exchange Act, each of the directors of BCM may be deemed to beneficially own the number of Shares owned by BCM described above; each of the directors of ORS Holdings may be deemed to beneficially own the number of Shares owned by ORS Holdings described above; each of the directors of Prime may be deemed to beneficially own the number of Shares owned by Prime by ORS Holdings described above; each of the directors of RAI may be deemed to beneficially own the number of Shares owned by BCM, Prime and ORS Holdings described above; each of the directors of TCI may be deemed to beneficially own the number of Shares owned by TCI described above; Ryan T. Phillips as a beneficiary of the GEP Trust may be deemed to beneficially own the Shares held directly by the GEP Trust. Those individuals and the number of Shares deemed beneficially owned pursuant to Rule 13d-3, and the approximate percent of the class, as well as the relationship, are set forth in the following table:

		No. of Shares
Name of Director	Entity	Beneficially Owned	Percent of Class
Ryan T. Phillips	BCM, ORS Holdings, Prime, RAI and GEP Trust	8,402,305	77.89%
Donald W. Phillips	GEP Trust	27,602	0.2%
Mickey Ned Phillips	BCM, ORS Holdings, Prime and RAI	8,374,703	77.63%
Ted P. Stokely	TCI	746,972	6.9%
Henry A. Butler	TCI	746,972	6.9%
Sharon Hunt	TCI	746,972	6.9%
Robert A. Jakuszewski	TCI	746,972	6.9%
Ted R. Munselle	TCI	746,972	6.9%
Steven A. Abney	ORS Holdings	234,450	2.2%
Louis J. Corna	ORS Holdings	234,450	2.2%

Total Shares beneficially owned by Reporting Persons and individuals listed above:		9,149,277	84.81%

     (b) Each of the directors of BCM share voting and dispositive power over the 6,703,045 Shares held by BCM. Each of the directors of Prime share voting and dispositive power over the 1,437,208 Shares held by Prime. Each of the directors of ORS Holdings share voting and dispositive power over the 234,450 Shares held by ORS Holdings. Each of the directors of TCI have shared voting and dispositive power over the 746,972 Shares held by TCI. The Trustee of the GEP Trust has complete voting and dispositive power over the 27,602 Shares held by the GEP Trust.
     (c) During the sixty calendar days ended December 30, 2006, the Reporting Persons and their respective executive officers and directors did not engage in any transaction involving the Shares or any other equity interests derivative thereof.

     (d) No person other than the Reporting Persons or their respective Board of Directors or Trustees is known to have the right to receive or the power to direct receipt of dividends from, or proceeds of sale of, the Shares of ARL Common Stock held by BCM, TCI, Prime and the GEP Trust.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Item 6 of the Amended Statement is hereby further amended to read as follows:
     BCM pledged 1,872,486 Shares, TCI pledged 50,000 Shares, ORS Holdings has pledged 39,450 Shares (a total of 3,399,144 Shares including 1,437,208 Shares previously dividended to RAI and contributed to the capital of Prime) to Consolidated National Corporation pursuant to loan agreements with such lender.
     BCM has also pledged 145,627 Shares to First Enterprise Bank as an accommodation pledge on behalf of Bordeaux Investments Two, LLC for a loan from such bank to Bordeaux Investments Two, LLC.
     Of the balance of the Shares owned by BCM, 2,614,694 are held in bank and brokerage accounts along with other securities owned by BCM. As such, those 2,614,694 Shares may be deemed to be “collateral” for any borrowings made from time to time pursuant to the customary margin or other account arrangements with such banks and/or brokers. Such arrangements are standard involving margin securities of up to a specified percentage of market value of the Shares, as well as other securities in such account, bear interest at varying rates and contain only standard default and similar provisions, the operation of which should not give any other person immediate voting power or investment power over the Shares.
     Each of the loans pursuant to which Shares have been pledged by BCM bear interest at varying rates and contain only standard default and similar provisions, the operation of which should not give any other person immediate voting power or investment power over the Shares.
     Effective February 1, 2006, Prime acquired all of the issued and outstanding stock (1,000 shares) of ORS Holdings from One Realco Corporation for $2,125.30 per share (a total of $2,125,300) as payment of the redemption price of 21,253 shares of Preferred Stock of One Realco Corporation.
     All 746,972 Shares owned by TCI may be deemed to be “collateral” for borrowings pursuant to margin or other account arrangements with Sinex Securities LLC relating to a brokerage account of TCI, which is a stock margin account maintained by TCI with such broker pursuant to customary brokerage account arrangements. Such standard arrangements involve margin securities of up to a specified percentage of the market value of the Shares, as well as other securities in such account, bear interest at varying rates and contain only standard default and similar provisions, the operation of which should not give any other person immediate voting power or investment power over the Shares.
     On December 30, 2006, Prime executed a written Stock Purchase Agreement (the “Purchase Agreement”) dated December 30, 2006 among Loeb Partners Corporation (“Loeb”), GJD Partners, LP (“GJDP”), and Value Equity Advisors, Inc. Pension Plan f/b/o George D’Angelo (“VEAP;” all of Loeb, GJDP and VEAP are collectively called the “Sellers”). Pursuant to the Purchase Agreement, Prime is to purchase on February 28, 2007 from the Seller an aggregate of 53,160 Shares (approximately 0.49% of the Shares outstanding) for cash at a price of $9.50 per Share. Such purchase is to occur on February

28, 2007 (or such later date as the parties may mutually agree) from those Sellers who deliver on that dates Shares now owned by each free and clear of any liens or encumbrances. The number of Shares to be sold by each of the Sellers to Prime is GJDP (31,000 Shares), VEAP (8,000 Shares) and Loeb (14,160 Shares). Under the Purchase Agreement, the Sellers have also agreed to a “standstill” arrangement for a period of one year after the closing actually occurs.
     Except as set forth in the preceding paragraphs, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, divisions of profits, divisions of profits or loss, or the giving or withholding of proxies.

SIGNATURES
     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this Amendment No. 6 to Statement on Schedule 13D is true, complete and correct.
Dated: February 10, 2007

REALTY ADVISORS, INC.		BASIC CAPITAL MANAGEMENT, INC.

By:	/s/ Steven A. Abney	By:	/s/ Steven A. Abney

	Steven A. Abney, Treasurer		Steven A. Abney, Executive Vice
President and Chief Financial Officer

GENE E. PHILLIPS CHILDREN’S TRUST		TRANSCONTINENTAL REALTY INVESTORS, INC.

By:	/s/ Donald W. Phillips	By:	/s/ Steven A. Abney

	Donald W. Phillips, Trustee		Steven A. Abney, Executive Vice
President and Chief Financial Officer

ONE REALCO STOCK HOLDINGS, INC.		PRIME INCOME ASSET MANAGEMENT, INC.

By:	/s/ Steven A. Abney	By:	/s/ Steven A. Abney

	Steven A. Abney, Executive Vice		Steven A. Abney, Executive Vice
	President and Chief Financial Officer		President and Chief Financial Officer